

DIVISION OF
CORPORATION FINANCE
20549-4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 19, 2009

Mr. James Marshall
Chief Financial Officer
Green Planet Group Inc.
(Formerly EMTA Holdings, Inc.)
7430 E. Butherus, Suite C,
Scottsdale, AZ 85260

> **Re: Green Planet Group Inc. (Formerly EMTA Holdings, Inc.)**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 17, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 19, 2009**
> **Form 8-K filed on March 16, 2009**
> **Response letter dated September 9, 2009**
> **File No. 333-136583**

Dear Mr. Marshall:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Proposed Amendment to Form 10-K for the Fiscal Year Ended March 31, 2009</u>

<u>General</u>

1.   Please include an explanatory note at the forepart of the Form 10-K summarizing the revisions you have made and directing readers to those sections of the document where further details are provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.   We note it was necessary for you to restate your financial statements, as described in Note 17 of your financial statements. Please discuss the nature of these restatements and the impact they had on your financial condition and operating results within MD&A.

Financial Liquidity and Capital Resources, page 27

3.   On page 16 you state that you are currently in default on a loan which is collateralized by substantially all of your assets. Please address the following points concerning this default in your disclosure within MD&A:

- describe the steps you intend to take to cure, obtain a waiver of or otherwise address this default;

- discuss the impact or reasonably likely impact of the loan default on your financial condition and operating performance;

- identify any alternate sources of funding you have in place to pay off the loan or replace the loan.

    Refer to FRC §501.13.c for additional guidance on providing these disclosures.

    In addition, please disclose the nature and amount of this default in your notes to the financial statements to comply with Rule 4-08(c) of Regulation S-X.

Controls and Procedures, page 33

4.   We note that your management assessed the effectiveness of your internal control over financial reporting as of March 31, 2009 and concluded that it was effective. However, you also state that you were unable to implement all of the internal controls necessary to convert a recently acquired privately held company to a public subsidiary. It is unclear from your disclosure whether the internal controls of this recently acquired business were included in the scope of the assessment. Please indicate whether management excluded this acquired business from its report on internal control over financial reporting. To the extent it has been

excluded, you must identify the acquired business and indicate the significance it has on your consolidated financial statements.

In addition, irrespective of whether the acquired business was excluded from the assessment, you must still disclose any changes in your internal controls over financial reporting during the last fiscal quarter that may relate to the recently acquired business, if the changes have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Please refer to the following reference for additional guidance:

http://www.sec.gov/info/accountants/controlfaq.htm

Financial Statements

Consolidated Balance Sheets, page F-3

5.   Please re-label the non-current liability "Conversion share derivative liability" as "Convertible notes payable" or with similar language that more appropriately describes the nature of this account balance as of March 31, 2008.

Note 9 – Fair Value Measurements, page F-19

6.   We note in response to our prior comment 1 you propose to restate you financial statements to report your convertible notes at their full fair value in accordance with the guidance in paragraphs 12 and 23 of SFAS 150. As you no longer recognize a separate derivative liability for the conversion option in the notes, please explain why you present this liability in your SFAS 157 disclosures.

In addition, it is our understanding that you report your cashless warrant liability at fair value. Please tell us why you have omitted this liability from the SFAS 157 disclosures.

Note 17 – Restatement of Prior Financial Statements, page F-27

7.   We have read your proposed disclosures addressing your restatement and believe that revisions will be necessary as certain statements you make are unclear. For example, in enumeration 1 it appears you should clarify that you *previously* treated the convertible debt and related warrants as equity under the guidance of

EITF 00-27, but have restated your financial statements to account for the warrants as liabilities in accordance with the guidance of EITF 00-19. Further, in enumeration 3 it appears you should replace disclosure about having recorded a valuation allowance of $38,685,527 at year-end with a discussion about the adjustment necessary to report changes in the fair value of your derivatives (these are not generally characterized as valuation allowances).

In addition, please include a description of each error that has been identified and which is being corrected in your restated financial statements. In this regard, we note you present adjustments to reclassify debt issue costs on your restated balance sheets but have not discussed this correction in the forepart of the footnote.

8.   We note in response to our prior comment 1 you propose to restate your financial statements to account for all warrants that do not have a cashless exercise feature as derivative liabilities except for the warrants/options you issued in conjunction with the purchase of Easy Staffing Solutions Inc. It appears these warrants/options are also within the scope of the EITF 00-19 and subject to the guidance in paragraphs 19 through 24. Therefore, unless you can show otherwise, you should record the warrants/options as liabilities at fair value in accordance with the guidance of paragraph 35 of SFAS 141; however, subsequent changes in fair value should be recorded as financing costs rather than adjustments to the purchase price allocation. Please revise your restatement as necessary to account for these warrants/options as liabilities.

9.   Please revise your restated consolidated statements of operations for the six months ended September 30, 2006, the nine months ended December 31, 2006 and the year ended March 31, 2007 to present the initial charge you incurred to cure the loan default in a separate line item. We believe that subsequent changes in the fair value of the "default" warrants should be reported in the "Interest expense" line item.

Exhibits

10.   Please revise the certifications filed by your principal executive officers to include the complete introductory language of paragraph 4, as prescribed under Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Interim Period Ended June 30, 2009

General

11.   Please ensure that changes necessary to comply with comments on your Form 10-
        K are also reflected in amendments to your Form 10-Q for the interim period
        ended June 30, 2009, as appropriate.

Financial Statements

Note 9 – Convertible Debt, page 19

12.   We note your convertible debt due on April 28, 2009 was not settled as of June
        30, 2009 as you continue to present the face value of the note as a current liability
        on your balance sheet. Further, we note you have derecognized the portion of the
        obligation representing the amount that may be settled by the issuance of variable
        number of shares of common stock. Please consider the guidance in paragraph 16
        of SFAS 140 and tell us your basis for concluding this portion of the liability has
        been extinguished as of June 30, 2009.

        In addition, given that you did not repay the debt by the maturity date, we expect
        you will need to add disclosure addressing the default and describing the
        implications and other information required under Rule 4-08(c) of Regulation S-
        X.

Form 8-K Filed on March 16, 2009

13.   We note that you acquired certain assets and liabilities of Easy Staffing Solutions
        Inc. and its subsidiaries on March 10, 2009 and due to the significance of this
        acquisition, you initially concluded that you would need to file separate financial
        statements of Easy Staffing Solutions Inc. along with related pro forma financial
        statements to comply with the guidance in Items 2.01 and 9.01 of Form 8-K and
        Rule 8-04 of Regulation S-X. These financial statements were required to be
        filed within 75 days of the acquisition, that is, by May 26, 2009. If you no longer
        believe that these financial statements are required, please submit details
        necessary for us to understand your view; otherwise, advise us of your intentions
        to comply with the above noted guidance.

14.   We note in conjunction with this business combination you entered into a
        Commercial Financing Agreement with Porter Capital Corporation for the

financing of receivables from the acquired business. Further, we note you have guaranteed the payments of these receivable amounts via signed guarantees. Please explain why you have not discussed this off balance sheet arrangement within MD&A in your Form 10-K for the fiscal year ended March 31, 2009 as would appear to be necessary to comply with Item 303(a)(4) of Regulation S-K. In addition, tell us why you have not disclosed information about these guarantees in your financial statements included in the Form 10-K as required by paragraph 13 on FIN 45.

15.   We note you entered into an indemnification agreement with Mr. Cliff Blake, who is a personal guarantor of various obligations you assumed in the acquisition. Under the agreement we understand that you have indemnified Mr. Blake of potential responsibility for the obligations, although he will continue as a personal guarantor.   Further we note in exchange for the continuation of his personal guarantees on the assumed obligations you have granted Mr. Blake the option to purchase up to 2,500,000 shares of common stock. Please expand your disclosure at Note 1 of your financial statements in your Form 10-K to disclose your purpose for issuing these options as your current disclosure only indicates they were issued as part of the consideration to acquire the business.

16.   At Section 2.2 of the Indemnification and Stock Option Agreement, filed as Exhibit 10.4, it states that all vesting of the options issued to Mr. Blake will cease once all obligations under the promissory notes have been fully and finally paid, and all personal guarantees of Mr. Blake have been released. Please clarify whether this means the unvested portion of the options are cancelled or become fully vested once these events occur. In addition, please expand your disclosure at Note 14 to disclose this particular vesting term.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief